Exhibit 99.1

MAREX GROUP PLC

(incorporated and registered in England and Wales under number 05613060)

NOTICE OF 2026 ANNUAL GENERAL MEETING

to be held at 1:30 p.m. (UK Time) on 21 May 2026

MAREX GROUP PLC

(incorporated and registered in England and Wales under number 05613060)

Registered Office:	Directors:

155 Bishopsgate	Robert Pickering
London	Ian Lowitt
United Kingdom	Rob Irvin
EC2M 3TQ	Sarah Ing
Linda Myers
Konstantin Graf von Schweinitz
John Pietrowicz

10 April 2026

Notice of Annual General Meeting

Dear Shareholder,

I am pleased to be writing to you with details of the 2026 Annual General Meeting (“AGM”) of Marex Group plc (the “Company”) which we will be hosting at the offices of Winterflood Securities (a division of Marex), Riverbank House, 2 Swan Lane, London, United Kingdom, EC4R 3GA. The meeting will take place at 1:30 p.m. (UK Time) on 21 May 2026. In addition to being able to attend in person, arrangements have also been made so that shareholders can view the AGM proceedings online. Details on how to view the AGM electronically can be found in Part 3 of this document. Please note you will not be able to vote online during the AGM.

This is the Company’s second AGM since our initial public offering and Nasdaq listing. The AGM provides an opportunity for you to hear from, and ask questions of, the Board of Directors at the AGM. Arrangements for voting on the resolutions at the AGM can be found in Part 3 of this document.

The notice of AGM is set out in Part 1 of this document and this sets out the formal resolutions to be considered and which shareholders will vote on. Part 2 of this document contains explanatory notes accompanying these resolutions and provides the background to, and reasons for, them being put to shareholders at the AGM. As discussed further in the explanatory notes, the resolutions are resolutions typically put forward by similar companies in the United Kingdom. As an additional resolution this year, the Company proposes to seek shareholder approval of a share buyback authority. Some of the resolutions are items that are required to be approved by shareholders periodically under the UK Companies Act 2006 because the Company is a public limited company incorporated in England and Wales and these generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these resolutions. Shareholders should review and consider each resolution carefully.

Part 3 of this document provides questions and answers about the AGM. If any arrangements in respect of the AGM change between now and the date of the AGM, we will provide an update on our website: https://ir.marex.com/.

Shareholder meetings will also be held on 21 May 2026 to facilitate the Company’s change of legal domiciliation to Bermuda. Shareholders will receive separate documentation in relation to those meetings and the shareholder approvals being sought.

Voting on the resolutions

Your vote is important to us. Please refer to Part 3 of this document for further details on voting, including on how to ensure that your vote is counted at the AGM.

At the AGM itself, Resolutions 1 to 15 will be put to a vote on a poll in accordance with the Company’s articles of association.

Recommendation

The Board of Directors believes the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company.

The directors unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Yours sincerely,

/s/ Robert Pickering

Robert Pickering

Chair

Part 1

NOTICE OF 2026 ANNUAL GENERAL MEETING

MAREX GROUP PLC

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting of Marex Group plc (the “Company”) will be held at 1:30 p.m. (UK Time) on 21 May 2026, to consider and, if thought fit, to pass the resolutions set out below.

Resolutions 1 to 12 (inclusive) and 14 to 15 are proposed as ordinary resolutions. For each of these to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 13 is proposed as a special resolution. For it to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1

To receive the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2025.

Resolution 2

To approve the Directors’ Remuneration Report in the form set out in the Company’s annual report for the year ended 31 December 2025.

Resolution 3

To reappoint Deloitte LLP as auditor of the Company to hold office until the conclusion of the next general meeting of the Company at which the accounts and reports of the directors and auditor are laid.

Resolution 4

To authorise the Audit and Compliance Committee of the Board of Directors to determine the remuneration of the auditor.

Resolution 5

To re-elect Robert Pickering as a director of the Company.

Resolution 6

To re-elect Ian Lowitt as a director of the Company.

Resolution 7

To re-elect Rob Irvin as a director of the Company.

Resolution 8

To re-elect Sarah Ing as a director of the Company.

Resolution 9

To re-elect Linda Myers as a director of the Company.

Resolution 10

To re-elect Konstantin Graf von Schweinitz as a director of the Company.

Resolution 11

To re-elect John Pietrowicz as a director of the Company.

Resolution 12

THAT, in accordance with section 551 of the UK Companies Act 2006, the directors of the Company be and hereby are generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company, and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal value of US$37,789.95, provided that the authority hereby conferred shall expire at the end of the next annual general meeting of the Company or, if earlier, on the date that is 15 months from the date of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require shares to be allotted or such rights to be granted after such expiry and the directors of the Company may allot shares and grant rights in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Resolution 13

THAT, subject to Resolution 12 being passed, in accordance with section 570 and section 573 of the UK Companies Act 2006, the directors of the Company be and hereby are authorised to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash pursuant to the authority conferred by Resolution 12 and by way of a sale of treasury shares, as if section 561(1) of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to:

(a)

the allotment of equity securities or sale of treasury shares in connection with an offer of securities under Resolution 12 in favour of the holders of ordinary shares on the register of members at such record date(s) as the directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held by them on any such record date(s), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of ordinary shares being represented by depositary receipts or any other matter; and

(b)

the allotment of equity securities or sale of treasury shares (otherwise than pursuant to sub-paragraph (a) of this Resolution 13) to any person or persons up to an aggregate nominal value of US$11,336.98, and shall expire upon the expiry of the general authority conferred by Resolution 12 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to such offer or agreement as if the power conferred hereby had not expired.

Resolution 14

THAT, for the purposes of section 694 of the UK Companies Act 2006, the terms of each form of buyback contract proposed to be entered into between the Company and Goldman Sachs & Co. LLC (together, the “Buyback Contracts”) (in the forms made available at this annual general meeting and made available for shareholders to inspect at the Company’s registered office for not less than 15 days ending with the date of this annual general meeting) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the UK Companies Act 2006) of ordinary shares of US$0.001551 each of the Company pursuant to any or all of the Buyback Contracts, as may be determined by the Company in its absolute discretion, provided that:

(a)	the maximum aggregate number of ordinary shares hereby authorised to be acquired is 7,309,469, representing approximately 10% of the issued ordinary share capital of the Company;

(b)	the minimum price (excluding expenses) which may be paid for any such ordinary share is US$0.001551;

(c)

the maximum price (excluding expenses) does not exceed the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934; and

(d)

the authority hereby conferred shall expire at the end of the next annual general meeting of the Company or, if earlier, on the date which is 15 months from the date of this resolution unless previously renewed, varied or revoked by the Company in general meeting.

Resolution 15

THAT, in accordance with sections 366 and 367 of the UK Companies Act 2006, the Company and all companies which are subsidiaries of the Company during the period when this Resolution 15 has effect be generally and unconditionally authorised to:

(a)	make political donations to political parties or independent election candidates not exceeding US$100,000 in total;

(b)	make political donations to political organisations other than political parties not exceeding US$100,000 in total; and

(c)	incur political expenditure not exceeding US$100,000 in total,

(as such terms are defined in the UK Companies Act 2006) during the period beginning with the date of the passing of this resolution and ending at the end of the next annual general meeting of the Company, or, if earlier, on the date which is 15 months from the date of this resolution.

BY ORDER OF THE BOARD

Scott Linsley

Company Secretary

10 April 2026

REGISTERED OFFICE

155 Bishopsgate

London

United Kingdom

EC2M 3TQ

Registered in England No. 05613060

Part 2

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 to 12 (inclusive) and 14 to 15 are proposed as ordinary resolutions. For each of these to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 13 is proposed as a special resolution. For it to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1 – To receive the accounts and reports

Under the UK Companies Act 2006 (the “UK Companies Act”), directors of public companies are required to present the company’s annual accounts, along with the directors’ and auditor’s reports, at a general meeting.

The Board of Directors of the Company will therefore present the accounts and the reports of the directors and the auditors for the year ended 31 December 2025 (the “Annual Report”).

Resolution 2 – Directors’ Remuneration Report

As the Company is a UK incorporated company which is listed on Nasdaq, it is required by the UK Companies Act to put forward an annual advisory resolution on the Directors’ Remuneration Report.

The Directors’ Remuneration Report for the year ended 31 December 2025 includes:

(a)	the Annual Statement on Remuneration by Linda Myers, the Chair of the Remuneration Committee; and

(b)	the Annual Report on Remuneration, which sets out the remuneration paid to the Company’s directors during the year ended 31 December 2025.

The Directors’ Remuneration Report can be found on pages 109-128 (inclusive) of the Annual Report. It gives details of the remuneration arrangements for directors during the year ended 31 December 2025, and the intended approach to remuneration for the current financial year.

The vote on Resolution 2 is advisory and will not directly affect the future remuneration arrangements for directors.

The Company’s auditors during the year, Deloitte LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited.

At the 2025 annual general meeting, the Directors’ Remuneration Policy was approved by shareholders. The Directors’ Remuneration Policy is not therefore required to be approved at this year’s AGM.

Resolutions 3 and 4 – Reappointment of auditor and auditor’s remuneration

The UK Companies Act requires the Company to appoint auditors at each general meeting where accounts are presented to shareholders, to hold office until the conclusion of the next such meeting, and to determine the auditor’s remuneration policy at a general meeting or in a manner specified by the Company at a general meeting.

Resolution 3 relates to the reappointment of Deloitte LLP as the Company’s auditor to hold office until the next general meeting of the Company at which the accounts and reports of the directors and auditors are laid.

Resolution 4 authorises the Audit and Compliance Committee of the Board of Directors to set the remuneration of Deloitte LLP as under the UK Companies Act, the remuneration of the Company’s statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting.

Resolutions 5 to 11 – Re-election of directors

It is a requirement of the Company’s articles of association that each director must stand for annual re-election at the AGM.

Resolutions 5 to 11 propose the re-election of Robert Pickering, Ian Lowitt, Rob Irvin, Sarah Ing, Linda Myers, Konstantin Graf von Schweinitz and John Pietrowicz as directors of the Company.

Information about the directors standing for re-election at the AGM can be found on pages 91 to 93 of the Annual Report.

Resolution 12 – Allotment of share capital

Resolution 12 deals with the directors’ authority to allot shares. Directors of UK incorporated public companies must obtain shareholder approval to allot shares or grant rights to subscribe for or to convert any security into shares in the company.

At last year’s annual general meeting of the Company, the directors were given authority to allot shares in the capital of the Company up to a maximum nominal amount of US$37,621.44, representing approximately one-third of the Company’s then issued ordinary share capital. This authority expires at the end of this year’s AGM. Resolution 12 will, if passed, renew this authority to allot.

The Board considers it appropriate that directors be granted authority to allot shares in the capital of the Company up to a maximum nominal amount of US$37,789.95, representing approximately one-third of the Company’s issued ordinary share capital as at 8 April 2026 (the latest practicable date prior to the publication of this document). The authority will last until the end of the next annual general meeting of the Company or, if earlier, on the date that is 15 months from the date of this AGM (being 21 August 2027).

The directors have no present intention of allotting new ordinary shares other than in relation to the Company’s employee share schemes. However, the directors consider it appropriate to maintain the flexibility that this authority provides.

As at the date of this document the Company holds nil ordinary shares in the capital of the Company in treasury.

Resolution 13 – Disapplication of statutory pre-emption rights

Resolution 13 deals with the disapplication of pre-emption rights. Under the UK Companies Act, the Company must first offer equity securities to existing shareholders, which is referred to as pre-emption rights, but this can be disapplied by a special resolution such as the one proposed as Resolution 13.

Resolution 13 will give the directors authority to allot ordinary shares in the capital of the Company pursuant to the authority granted under Resolution 12 above for cash and sell treasury shares up to a maximum nominal value of US$11,336.98, representing approximately 10% of the issued ordinary share capital of the Company as at 8 April 2026 (the latest practicable date prior to publication of this document) without complying with the pre-emption rights in the UK Companies Act in certain circumstances.

The Board considers that it is in the best interests of the Company and its shareholders generally that the Company should have the authority and flexibility conferred by Resolutions 12 and 13 to conduct a pre-emptive offering without complying with the requirements of the statutory pre-emption provisions and to finance business opportunities quickly and efficiently when they arise.

As noted in relation to Resolution 12 above, the directors have no current intention of issuing ordinary shares other than in relation to the Company’s employee share schemes.

The authority contained in Resolution 13 will expire upon the expiry of the authority to allot shares conferred in Resolution 12 (that is at the end of the next annual general meeting of the Company or, if earlier, on the date that is 15 months from the date of this AGM (being 21 August 2027)).

Resolution 14 – Authority to purchase own shares

The Board considers that the ability to undertake share buybacks is important so as to be able to return value to shareholders, manage capital resources and maximise sustainable long-term growth in earnings per share.

It is common for English incorporated public limited companies to have a standing authority that would permit the making of share purchases should the Company be able and decide to do so in the future. The Board considers that having the right to make such purchases would be in the Company’s and its shareholders’ best interests. A market announcement would be made if the Company did decide to commence purchases in accordance with this authority.

As Nasdaq is not a recognised investment exchange for the purposes of section 693(2) of the UK Companies Act, any purchases by the Company of its own shares on or through Nasdaq would constitute “off-market purchases” for the purposes of the UK Companies Act. Such purchases may only be made pursuant to a form of share buyback contract, the terms of which have been approved by shareholders in accordance with section 694 of the UK Companies Act.

The Company is seeking the approval by shareholders of off-market purchases in accordance with this Resolution 14 in order to enable share purchases on or through Nasdaq pursuant to section 694 of the UK Companies Act, provided that (i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 7,309,469, representing approximately 10% of the issued ordinary share capital as at 8 April 2026 (the latest practicable date prior to the publication of this document), (ii) the minimum price (excluding expenses) which may be paid for any such ordinary share is US$0.001551, and (iii) the maximum price (excluding expenses) does not exceed the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the purchase is effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

Resolution 14 authorises the Company to undertake share buybacks through Goldman Sachs & Co. LLC (“Goldman Sachs”). Three forms of buyback contract are being presented for shareholder approval. Each form is designed to comply with Rule 10b-18 and Rule 10b5-1 under the Exchange Act. The principal differences between the forms relate to the structure of the arrangement, the pricing and commission mechanisms, and the degree of trading discretion afforded to Goldman Sachs. The Company will determine which form of contract to enter into, if any, in its sole discretion, taking into consideration the best interests of shareholders as a whole.

The approval of the terms of each form of share buyback contract, if granted, will be valid until the end of the next annual general meeting of the Company or, if earlier, on the date which is 15 months from the date of this Resolution 14. However, if this Resolution 14 is approved, the Company may agree to purchase ordinary shares pursuant to any such contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase such ordinary shares pursuant to any such contract as if the authority had not ended.

Under the UK Companies Act, ordinary shares bought back may be held in treasury or may be cancelled. Shares held in treasury may be either sold for cash or transferred for the purposes of an employee share scheme. The Company therefore has a choice of either holding or cancelling any shares it may purchase. If the Company buys back any of its shares under this Resolution 14, the Board will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, the Board would also have regard to any investor guidelines regarding the purchase of shares intended to be held in treasury and their holding or resale.

Each form of share buyback contract which shareholders are being asked to approve will be made available for shareholders to inspect at the Company’s registered office at 155 Bishopsgate, London, United Kingdom, EC2M 3TQ for the period from 5 May 2026 until the date of the AGM, and will also be available for inspection at the AGM.

Resolution 15 – Political donations

Resolution 15 deals with political donations.

Under the UK Companies Act, political donations to any political parties, independent election candidates or political organisations or the incurring of political expenditure are prohibited unless authorised by shareholders in advance. What constitutes a political donation, a political party, a political organisation, or political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses and support for bodies representing the business community in policy review or reform, may fall within this.

Therefore, notwithstanding that the Company has not made a political donation in the past, and has no intention either now or in the future of making any political donation or incurring any political expenditure in respect of any political party, political organisation or independent election candidate, the Board has decided to put forward Resolution 15 to renew the authority granted by shareholders at the last annual general meeting of the Company. This will allow the Company to continue to support the community and put forward its views to wider business and Government entities without running the risk of being in inadvertent breach of the UK Companies Act.

The authority is subject to a maximum amount of US$100,000 for each type of payment and will cover the period from the date of this resolution until the end of the next annual general meeting of the Company or, if earlier, on 21 August 2027. As permitted under the UK Companies Act, Resolution 15 also covers any political donations made, or political expenditure incurred, by any subsidiaries of the Company.

Part 3

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

1.	Who can vote at the 2026 AGM?

All holders of ordinary shares in the Company (“Marex Ordinary Shares”) registered directly in their names on the Company’s register of members (“Registered Ordinary Shareholders”) at close of business two business days before the AGM (including any adjourned AGM) (“Voting Record Time”) will be entitled to vote at the AGM in respect of the Marex Ordinary Shares registered in their names at such time.

Any corporation which is a Registered Ordinary Shareholder may authorise one or more persons to act as its representative(s) at the AGM and the person(s) so authorised shall be entitled to exercise these same powers on behalf of the corporation as that corporation could exercise if it were an individual Registered Ordinary Shareholder of the Company.

Each shareholder who is a beneficial owner or shareholder of record will be entitled to instruct their relevant nominee or Marex’s transfer agent, Computershare Trust Company N.A (Transfer Agent), how to vote, as explained further below. The record date for determining those holders who are entitled to instruct such bank, broker or other nominee on how to vote those shares at the AGM is 4:59 a.m. (UK Time) on 8 May 2026.

2.	What is the quorum requirement for the AGM?

For the purposes of the AGM, at least two persons entitled to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose, two persons who are proxies or corporate representatives of the same member), must be present to be considered a quorum.

3.	What is the difference between holding a beneficial interest in Marex Ordinary Shares and a legal interest in Marex Ordinary Shares?

Shareholders on the register of members hold legal title to the relevant Marex Ordinary Shares that they hold as a matter of English law. Such shareholders have a right to vote at and attend the AGM. For the purposes of this document, these shareholders are referred to as “Registered Ordinary Shareholders”.

All other shareholders hold a beneficial interest in the relevant Marex Ordinary Shares that they hold, that is, they are beneficial owners who hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name, or they are shareholders of record whose shares are registered directly in their name with Marex’s Transfer Agent.

Persons with a beneficial interest in Marex Ordinary Shares are: (a) shareholders holding through DTC (and the relevant Registered Ordinary Shareholder is Cede & Co.); or (b) shareholders holding in depository receipt form where their Marex Ordinary Shares are registered with Marex’s Transfer Agent (and the relevant Registered Ordinary Shareholder is GTU Ops Inc. (which is also registered with Marex’s Transfer Agent)).

Nearly all shareholders only hold a beneficial interest in Marex Ordinary Shares (and are therefore not Registered Ordinary Shareholders). If your shares are held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. Your brokerage firm, bank, dealer or other nominee is a shareholder of record and is not a Registered Ordinary Shareholder, with their beneficial interest held by a nominee. The ultimate nominee (“Cede & Co.”) is the Registered Ordinary Shareholder who has the right to attend and vote at the AGM;

provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account. However, you may not vote your shares during the AGM yourself unless you obtain a legal proxy from your brokerage firm, bank, dealer or other nominee (who in turn has received a relevant proxy).

Shareholders holding through DTC

The vast majority of shareholders are beneficial owners who hold their Marex Ordinary Shares through DTC in an account at a brokerage firm, bank, dealer or other nominee. Such shareholders are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding such shares is considered the shareholder of record for the purposes of voting.

(A)

Cede & Co. is the global nominee for DTC and acts as depositary for all the shares held beneficially through a brokerage firm, bank, dealer or other nominee holding shares in DTC. When shares are deposited in DTC, they are registered in the name of Cede & Co. Cede & Co. is the ultimate nominee on the register of members (and the relevant Registered Ordinary Shareholder for the purposes of this document). Cede & Co. holds 69,616,631 Marex Ordinary Shares (representing 95.24% of the Marex Ordinary Shares).

(B)

Cede & Co. holds shares on behalf of brokerage firms, banks, dealers and other nominees (commonly called “participants”). Cede & Co. is the Registered Ordinary Shareholder for the purposes of this document.

(C)	These participants are considered the shareholder of record for the purposes of voting and act on behalf of individual investors who are the beneficial shareholders.

Shareholders holding in depositary receipt form

Shareholders whose Marex Ordinary Shares are registered directly in their name with Marex’s Transfer Agent hold their interest in depository receipt form and are the “shareholder of record” with respect to those shares.

(A)

GTU Ops Inc. is a nominee and custodian for Marex’s Transfer Agent and acts as depositary for the purpose of issuance of depositary receipts in respect of Marex Ordinary Shares registered with Marex’s Transfer Agent. GTU Ops Inc. holds 3,474,269 Marex Ordinary Shares (representing 4.75% of the Marex Ordinary Shares).

(B)

Shareholders that have Marex Ordinary Shares registered directly in their name with Marex’s Transfer Agent hold their interest in depositary receipt form and the legal interest in shares is held by GTU Ops Inc. as the nominee and custodian of Marex Ordinary Shares for depository receipt holders. Shareholders who hold their interest in depository receipt form are the shareholder of record in respect of those shares for the purpose of voting. GTU Ops Inc. is the Registered Ordinary Shareholder for the purposes of this document.

4.	What is the difference between holding shares as a “shareholder of record” and holding shares as a “beneficial owner” (or in “street name”)?

Most shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarised below, there are some distinctions between shares held of record and those owned beneficially or in “street name”.

Shareholder of record

If your Marex Ordinary Shares are registered directly in your name with Marex’s Transfer Agent, then you are the “shareholder of record” with respect to those shares (but you are not a Registered Ordinary Shareholder). As a shareholder of record, you have the right to direct your nominee to vote your shares by voting instruction at the AGM as detailed below. You may not vote your shares during the AGM yourself unless you obtain a proxy from the nominee that holds your shares, so we advise you to vote your shares in advance. You are invited to view the AGM electronically.

Beneficial owner

If your Marex Ordinary Shares are held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name”. The brokerage firm, bank, dealer or other nominee holding your shares is considered the shareholder of record for purposes of voting at the AGM; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account. You must provide voting instructions to your brokerage firm, bank, dealer or other nominee by the deadline outlined below to ensure your Marex Ordinary Shares are voted in the way you would like at the AGM. Your bank, broker or other nominee will send you specific instructions in this regard to vote your Marex Ordinary Shares. You may not vote your shares during the AGM yourself unless you obtain a legal proxy from your brokerage firm, bank, dealer or other nominee, so we advise you to vote your shares in advance. You are invited to view the AGM electronically.

5.	How do I vote my shares?

Registered Ordinary Shareholders

Whether or not they plan to attend the AGM, each eligible Registered Ordinary Shareholder is requested to complete and sign the Form of Proxy and return it, in accordance with the instructions printed thereon. If you have not received a Form of Proxy, please contact Marex at groupcosec@marex.com.

If you are a Registered Ordinary Shareholder, there are three ways you can vote:

(A)

by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11:59 p.m. (Eastern Time) on 19 May 2026 / 4:59 a.m. (UK Time) on 20 May 2026 (“Voting Deadline Time”) (have your Form of Proxy to hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)	by completing and mailing your Form of Proxy to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. The Form of Proxy must be received prior to the Voting Deadline Time; or

(C)	by attending in person.

The completion and return of a Form of Proxy will not prevent any Registered Ordinary Shareholder from attending and voting in person at the AGM, or any adjournment thereof, should they wish to do so. Each Registered Ordinary Shareholder has the right to attend the AGM or vote by proxy and to appoint a person or corporate representative other than the person designated in the Form of Proxy, who need not be a Registered Ordinary Shareholder, to attend and act on behalf of such Registered Ordinary Shareholder at the AGM. Each Registered Ordinary Shareholder may do so either by inserting the name of that other person or corporate representative in the blank space provided in the Form of Proxy or by completing and delivering another suitable Form of Proxy or appointment of corporate representative, and registering their attendance in advance at groupcosec@marex.com.

Shareholders of record holding through DTC

If you are a shareholder of record for Marex Ordinary Shares through DTC, there are three ways you can vote:

(A)

by Internet at www.proxyvote.com 24 hours a day, seven days a week, until the Voting Deadline Time (have your voting instruction form to hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)

by completing and mailing your voting instruction form to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. The voting instruction form must be received prior to the Voting Deadline Time; or

(C)

by attending in person only if you obtain a “legal proxy” from the nominee that holds your shares. Please contact the organisation that holds your shares for instructions regarding obtaining a legal proxy.

Beneficial owners holding through DTC

The vast majority of shareholders are beneficial owners who hold their Marex Ordinary Shares through DTC.

If you are a beneficial owner of Marex Ordinary Shares through DTC, there are three ways you can vote:

(A)

by Internet at www.proxyvote.com 24 hours a day, seven days a week, until the Voting Deadline Time (have your voting instruction form in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)

if you received printed copies of the AGM materials by mail from a brokerage firm, bank, broker-dealer or other similar organisation, you should have received a voting instruction form which allows you to vote by filling out the voting instruction form and returning it in the envelope provided prior to the Voting Deadline Time; or

(C)

by attending in person only if you obtain a “legal proxy” from the nominee that holds your shares. Please contact the brokerage firm, bank, dealer or other nominee that holds your shares for instructions regarding obtaining a legal proxy.

Shareholders of record holding in depositary receipt form

If you are a shareholder of record for Marex Ordinary Shares registered directly in your name with Marex’s Transfer Agent, you have the right to direct your nominee to vote your shares by proxy as detailed below. You may not vote your shares during the AGM yourself unless you obtain a proxy from the nominee that holds your shares, so we advise you to vote your shares in advance.

If you are a shareholder of record holding in depositary receipt form, there are three ways you can vote:

(A)

by Internet at www.proxyvote.com 24 hours a day, seven days a week, until the Voting Deadline Time (have your voting instruction form in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)

by completing and mailing your voting instruction form to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. The voting instruction form must be received prior to the Voting Deadline Time; or

(C)	by attending in person only if you obtain a proxy from the nominee that holds your shares. Please contact the organisation that holds your shares for instructions regarding obtaining a proxy.

Beneficial holders of Marex Ordinary Shares accessed through the Marex Employee Share Portal

If your Marex Ordinary Shares are accessed through the Marex Employee Share Portal, operated by CSC Employee Benefit Trust (Jersey) Limited as nominee, CSC Employee Benefit Trustee (Jersey) Limited will collect voting instructions from you directly.

6.	What votes will be required to approve the resolutions?

Resolutions 1 to 12 (inclusive) and 14 to 15 will be proposed as ordinary resolutions and will be passed if more than half of the shareholders’ votes cast are in favour (i.e. 50%+1). Resolution 13 will be proposed as a special resolution and will be passed if at least three-quarters of the shareholders’ votes cast are in favour (i.e. 75%).

Although you have the option of withholding your vote from any of the specified resolutions, please note that a vote withheld has no legal effect and will not be counted in the votes “For” or “Against” a resolution. Any “broker non-votes” will be recorded as a “Vote Withheld”.

7.	How will my shares be voted if I do not specify how they should be voted?

Shareholders should specify their choice for each resolution to be voted upon at the AGM. If no Form of Proxy or voting instructions form is returned or if a Form of Proxy or voting instructions form is signed and returned but no specific voting instructions are given on one or more of the resolutions to be voted upon at the AGM, proxies will be voted in accordance with applicable rules, laws and regulations as follows:

Registered Ordinary Shareholder – if you are a Registered Ordinary Shareholder and you do not return a Form of Proxy, your shares will not be voted at the AGM and your shares will not be counted for purposes of determining whether a quorum exists for the AGM. If you do sign and send your Form of Proxy but do not indicate how you want your shares to be voted on one or more resolutions to be voted upon at the AGM, then to the extent you did not specify a choice, your shares will be voted “For” the matters submitted for approval at the AGM in accordance with the recommendations of the Board of Directors.

Beneficial owner – if you are a beneficial owner and (i) you do not provide your brokerage firm, bank, dealer or other nominee who holds your shares with voting instructions, or (ii) you do provide a voting instruction form but you fail to specify your voting instructions on one or more of the resolutions to be voted upon at the AGM, under applicable rules, laws and regulations, your brokerage firm, bank, dealer or other nominee may exercise discretionary authority to vote your shares on routine proposals, but do not have discretion to vote your shares on non-routine proposals.

8.	Can I change my vote or revoke a proxy?

If you are a Registered Ordinary Shareholder, you (or your attorney authorised in writing) can change or revoke your proxy before the time of voting at the AGM in several ways by:

(A)

mailing a revised Form of Proxy dated later than the prior Form of Proxy provided the revised Form of Proxy is received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 before the Voting Deadline Time;

(B)	notifying our Company Secretary in writing at groupcosec@marex.com that you are revoking your proxy. Your revocation must be received before the Voting Deadline Time to be effective; or

(C)	by attending in person or by proxy or by appointed corporate representative and voting at the AGM.

Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power of authority) must be included with the revocation notice. If a Registered Ordinary Shareholder attempts to revoke their proxy appointment but the revocation is received after the time specified, then the proxy appointment will remain valid. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

If you hold shares beneficially, you may change or revoke your voting instructions by contacting the brokerage firm, bank, dealer or other nominee holding the shares or by obtaining a legal proxy from such organisation and voting at the AGM as described above under “How do I vote my shares?”.

All Marex Ordinary Shares that have been properly voted and not revoked will be counted at the AGM.

9.	How many votes do I have?

In accordance with the Company’s articles of association, on each matter to be voted upon each holder of Marex Ordinary Shares who is present in person or by proxy shall have one vote for each Marex Ordinary Share held.

On the date of this notice of AGM, 73,094,693 Marex Ordinary Shares and 4,129,436 deferred shares were outstanding. All of the ordinary shareholders are entitled to vote with respect to all matters to be acted upon at the AGM. The deferred shares do not carry voting rights.

10.	How can I virtually view the AGM?

You will be able to view the AGM via live audio webcast by visiting www.virtualshareholdermeeting.com/MRX2026 at 1:30 p.m. (UK Time) on 21 May 2026. Upon visiting the meeting website, you will be prompted to enter your 16-digit Control Number provided to you on your Form of Proxy or voting instruction form. Your unique Control Number allows us to identify you as a shareholder and will enable you to securely log on, view the AGM virtually and submit questions during the AGM on the meeting website. You will not be able to vote online during the AGM, so we encourage you to vote your shares online before the Voting Deadline Time, as noted above under “How do I vote my shares?”.

11.	What if I plan to attend the AGM in person?

Registered Ordinary Shareholders

The completion and return of a Form of Proxy will not prevent any Registered Ordinary Shareholder from attending and voting in person at the AGM, or any adjournment thereof, should they wish to do so. Each Registered Ordinary Shareholder has the right to attend the AGM or vote by proxy and to appoint a person or company other than the person designated in the Form of Proxy, who need not be a Registered Ordinary Shareholder, to attend and act on behalf of such Registered Ordinary Shareholder at the AGM.

Beneficial owners or shareholders of record

If you are a beneficial owner, you may also attend the AGM provided you show a brokerage statement or account statement reflecting share ownership and register your attendance in advance to groupcosec@marex.com. You may not, however: (a) speak at the AGM (other than as outlined below under “What if I have questions during the AGM?”); or (b) vote your Marex Ordinary Shares held in “street name” unless you obtain a legal “proxy” from your brokerage firm, bank, dealer or other nominee (who in turn holds a relevant “proxy” from the relevant Registered Ordinary Shareholder that holds the Marex Ordinary Shares), which gives you the right to vote the shares at the AGM.

If you are a shareholder of record, you may attend the AGM in person but will not be allowed to vote at the AGM unless you obtain a proxy from the nominee that holds your shares.

Beneficial owners or shareholders of record who intend to attend the AGM in person or by proxy should contact the Company Secretary at groupcosec@marex.com, no later than 11.59 p.m. (UK

Time) on 14 May 2026 to be registered or to register their corporate representatives and provide photo identification on attendance.

12.	Who can be appointed as proxy?

Shareholders are entitled to appoint a proxy to exercise all or any of their rights at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to different shares held by that shareholder. A proxy need not be a shareholder of the Company but they must be registered in advance and attend the AGM to represent you. The default option on the Form of Proxy is the Chair of the meeting.

A shareholder of the Company that is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the UK Companies Act, each such representative may exercise on behalf of the corporation the same powers as the corporation could exercise if it were an individual shareholder of the Company, provided that they do so in relation to different shares held by that shareholder.

A space has been included in the Form of Proxy to allow you to specify the number of shares in respect of which that proxy is appointed. If you return a Form of Proxy duly executed but leave this space blank, you will be deemed to have appointed the proxy in respect of all of your shares. If you wish to appoint more than one proxy in respect of your shareholding you should contact Marex’s Transfer Agent, Computershare Trust Company, N.A., 150 Royall Street, Canton, MA, 02021, United States, for further Forms of Proxy or photocopy the Form of Proxy as required. In the event of a conflict between a blank Form of Proxy and a Form of Proxy which does state the number of shares to which it applies, the specific Form of Proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting Forms of Proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank Form of Proxy (pro rata if there is more than one).

13.	What if I have questions during the AGM?

Questions during the AGM can be submitted on the meeting website at www.virtualshareholdermeeting.com/MRX2026. The decision as to whether a question is relevant to the business of the meeting, or is otherwise suitable, shall be at the sole discretion of the Chair of the meeting.

14.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the UK Companies Act can require the Company to publish a statement on its website setting out any matter relating to:

•	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

•	any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the shareholders propose to raise at the AGM.

The Company cannot require the shareholders requesting the publication to pay its expenses. Any statement placed on the Company’s website must also be sent to the Company’s auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the AGM includes any such statement that the Company has been required to publish on its website.

15.	How can I find out the results of the voting at the AGM?

The results of the voting at the AGM will be published on the Company’s website, https://ir.marex.com/. The voting results will also be announced by the filing of a Form 6-K with the Securities and Exchange Commission.

16.	How do I contact the Company if I have any questions?

You may contact the Company at:

FAO: Company Secretary

Marex Group plc

155 Bishopsgate

London EC2M 3TQ

United Kingdom

email: groupcosec@marex.com

You may not use any electronic address provided in this notice of AGM to communicate with the Company for any purposes other than those expressly stated.